SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 ________________

                                   SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TICKETMASTER GROUP, INC.
         ______________________________________________________________
                                 (Name of Issuer)


                             Common Stock, no par value
         ______________________________________________________________
                          (Title of Class of Securities)


                                   88633U 10 3
         ______________________________________________________________
                                  (CUSIP Number)


                                 JAMES GALLAGHER
                                    HSN, INC.
                                   1 HSN DRIVE
                            ST. PETERSBURG, FL  33729
                                  (813) 572-8585
         ______________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 30, 1997
         ______________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d--
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting per-son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 4 Pages





                  This Report on Schedule 13D constitutes Amendment No. 2 ("Amendment No. 2") to the Original Report on Schedule 13D filed by the Reporting Person on July 28, 1997, as heretofore amended (as amended, the "Schedule 13D"). Capitalized terms used and not defined herein have the meanings provided in the
         Schedule 13D.


         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information contained in Item 3 of the Schedule 13D is hereby amended by reference to the information set forth in Item 4 of this Amendment No. 2, which is hereby incorporated by reference herein.


         ITEM 4.  PURPOSE OF THE TRANSACTION.

                  The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  On October 30, 1997, at a meeting of the Board of Di-rectors of Ticketmaster Group, Inc. ("Ticketmaster"), HSN, Inc. ("HSNi") advised the Ticketmaster Board that the Special Com-mittee to be formed to review the Proposal should consider only the HSNi tax-free stock merger transaction set forth in the Proposal. A copy of the letter in which the Proposal was made was previously filed as an exhibit to Amendment No. 1 to the
         Schedule 13D and is incorporated herein by reference, and the description herein of the Proposal is qualified in its entirety by reference to such exhibit.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information contained in Item 6 of the Schedule 13D, as heretofore amended, is hereby further amended by refer-ence to the information set forth in Item 4 of this Amendment No. 2, which is hereby incorporated by reference herein.















                                Page 2 of 4 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       HSN, INC.



                                       By:  Jed B. Trosper
                                          Name:  Jed B. Trosper
                                          Title: Executive Vice President,
                                                 Chief Financial Officer
                                                 and Treasurer


         October 31, 1997



































                                Page 3 of 4 Pages





                                    EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT          DESCRIPTION                          PAGE NO.

         Exhibit 1 -      Stock Exchange Agreement/*/

         Exhibit 2 -      Letter Agreement/*/

         Exhibit 3 -      Letter, dated October 23, 1997,
                          from HSN, Inc. to the Board of
                          Directors of Ticketmaster Group,
                          Inc/*/



































         _____________________
         *    Previously filed.



                                Page 4 of 4 Pages